# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HeartSciences Inc., CIK 0001468492
CUSIP: 42254E104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 550 RESERVE ST, SUITE 360, SOUTHLAKE, Texas (TX), 76092
Date of event which requires filing of this statement: 06/23/2026
Filed by CIK 0001510865

## Reporting persons
- Fields Ephraim G: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 265,218; shared voting power 0; sole dispositive power 265,218; shared dispositive power 0; aggregate amount beneficially owned 265,218 (8.1% of the class)

## Item 1. Issuer
Name of issuer: HeartSciences Inc.
Address of issuer's principal executive offices: 550 Reserve Street, Suite 360, Southlake, Texas 76092

## Item 2. Person Filing
Name of person filing: Ephraim Fields
Address of principal business office or, if none, residence: 265 E. 66th street, 36th Floor, NY, NY 10065
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 265,218
Percent of class: 8.1%
Sole power to vote or to direct the vote: 265,218
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 265,218
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Fields Ephraim G: /s/ Ephraim G Fields, Ephraim G Fields (06/23/2026)